UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Appointment of Credit Rating Agency

Pearson plc ("Pearson") gives notice that Fitch Ratings Limited announced earlier today that it has assigned First-Time Long-Term Issuer Default Rating ("IDR") of 'BBB-' (stable outlook) to Pearson and Pearson Funding plc (the "Issuer") and to the following bonds, which were issued by the Issuer and are guaranteed by Pearson:

●
£350,000,000 3.750% Guaranteed Notes due 2030 (XS2044910466), all of which are outstanding

●
EUR 500,000,000 1.375% Guaranteed Notes due 2025 (XS1228153661, all of which are outstanding

●
U.S.$500,000,000 3.250% Guaranteed Notes due 2023 (USG6964RAA26 / US70501VAA61), of which U.S.$94,176,000 are outstanding; and

●
U.S.$500,000,000 3.750% Guaranteed Notes due 2022 (USG6964QAA43 / US705011AA25), of which U.S.$117,273,000 are outstanding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 17 August 2021
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary